

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via e-mail
Eric Lipar
Chief Executive Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas, 77380

> **Re:** **LGI Homes, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 10, 2013**
> **CIK No. 0001580670**

Dear Mr. Lipar:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration

statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. In addition, please file a copy of your LLC Operating Agreement with your next amendment.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5. You appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please revise to include a reasonably detailed table of contents on either the inside front or outside back cover page of the prospectus. Please see Item 502(a) of Regulation S-K.

7. Please supplementally provide supporting documentation for all of the statistical and similar disclosure you make in your prospectus, particularly with regard to the business performance of your peers. Please ensure that the manner in which your peer group was selected and the group of comparators you refer to is clear from your supplemental response. For example, we refer you to the statements on page one and throughout your prospectus, among others, to the effect that: you are one of the nation's fastest growing homebuilders; that you have industry-leading build times; that you had the highest revenue, closings growth, return of assets, asset turnover, and closings per active community of public homebuilders. Please provide necessary context (for example, the number of homes in each of your active communities versus your comparator group.) Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus.

8. Please provide similar substantiation for the more qualitative statements throughout your prospectus, such as, for example: that you offer superior value; that you have a strong land position; that your markets are attractive; that unlike many of your competitors, you acquire finished lots and raw land in affordable locations with proximity to major

thoroughfares, retail districts and centers of business; that your print and digital advertising is innovative; and so forth.

Summary, page one

9. Please ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather than a simple list of risk factors at the end of this section.

10. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

Proven ability to expand into new geographic markets, page five

11. Please disclose the basis of the in-depth local market knowledge that you refer to in the final sentence under this paragraph as it relates to the Tampa, Atlanta, and Orlando markets, which you have recently entered, and the similar reference to "[y]our familiarity with each of [y]our existing markets" on the following page.

The Transactions, page nine

12. Supplementally, please tell us the exemption under which the securities in the formation transactions will be issued.

Risks Related to Our Business, page 18

Continued or additional tightening of mortgage lending standards and mortgage financing requirements and rising interest rates could adversely affect the availability of mortgage loans for potential purchasers of our homes and thereby reduce our sales, page 18

13. You state in the second paragraph under this heading that if the USDA rural development program is discontinued or funding is decreased, then your business could be affected. Please disclose where this program is available, and what percentage of your inventory may be affected.

<u>Labor and raw material shortages and price fluctuations could delay or increase the cost of home construction, which could materially and adversely affect us, page 20</u>

14. In the third sentence under this heading you state that certain of your markets have begun to exhibit a scarcity of skilled labor. Please clarify which markets you are referring to, and how your expansion plans may be affected.

<u>The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to our customers, our business could decline, page 23</u>

15. Please expand this discussion to include discussions of your lower market share in each of the markets you operate in, as well as the effects of the shadow inventory on your competitive environment. It may be helpful to split this discussion and place it under multiple headings.

<u>Our operating performance is subject to risks associated with the real estate industry, page 28</u>

16. This risk factor appears generic and redundant of many of the other risk factors in this section. Please delete or revise this risk factor accordingly.

<u>The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate, page 31</u>

17. We note the disclaimers, here and elsewhere, as to the accuracy or appropriateness of the market information referred to in the prospectus. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. However, you may state that you have not independently verified this information. Please delete this language.

<u>We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets, page 35</u>

18. Please disclose your current debt service obligations.

<u>Risks Related to this Offering and Ownership of our Common Stock, page 38</u>

19. We note your risk factor stating that "[c]oncentration of ownership of the voting power of our capital stock may prevent other stockholders from influencing corporate decisions and create perceived conflicts of interest." Please disclose whether you be considered a controlled company under exchange listing guidelines and, if so, provide disclosure in the prospectus describing the ramifications of such a designation.

Future sales of our common stock could cause the market value of our common stock to decline and could result in dilution of your shares, page 39

20. In the third paragraph under this heading, at the top of page 40, you refer to an option by the underwriters to purchase shares from GTIS. You are not registering the resale of shares by GTIS, and you do not refer elsewhere to any arrangement by which GTIS may publicly sell your common stock. Please clarify this reference, and provide selling shareholder and other appropriate disclosure as appropriate.

Unaudited Pro Forma Financial Information, page 49

21. Please note that we may have further comment once you complete your pro forma financial information. Please ensure that each pro forma adjustment includes a discussion of any significant assumptions and estimates used to arrive at the amounts.

22. As indicated on the bottom of page 39, we note that upon completion of this offering your officers, employees and non-employee directors will be granted restricted stock units. To the extent the impact of these grants may be material to your financial results, please address the need to reflect these transactions within your pro forma financial statements. Refer to Rule 11-01(a)(8) of Regulation S-X.

23. With reference to your disclosures on page 66, please expand the disclosures in the headnote to your pro formas to clarify that the pro forma results of operations do not include the additional general and administrative expenses that you will incur being a public company.

24. As indicated on page F-34, we note that in 2013, LGI Homes Group, LLC formed LGI Fund III Holdings, LLC (a joint venture consolidated in the accompanying financial statements) with LGI Investment Fund III, LP. In connection with the formation of LGI Investment III, LP, a commitment was made to the unrelated limited partners to pay out 1.5 times the investment amount in the event of an IPO. Subsequent to March 31, 2013, LGI Fund III Holdings, LLC received $10.2 million in additional capital contributions from the non-controlling interests.   Please tell us the total capital committed by the non-controlling interest and address the need to reflect the obligation to make this payout in your pro forma balance sheet.

Unaudited Pro Forma Statement of Operations, page 51 and 53

25. Please present income related to non-controlling interest in the Predecessor's Statement of Operations.

<u>Notes to Unaudited Pro Forma Statement of Operations for Three Months Ended March 31, 2013, page 51</u>

26. Please present pro forma earnings per share. Refer to Rule 11-02(b)(7) of Regulation S-X for guidance.

<u>Notes to Unaudited Pro Forma Balance Sheet, page 56</u>

27. Based on your disclosures in note (b), it does not appear that you have identified any intangible assets related to the GTIS Transaction. With reference to ASC 805-20-25-10 through 25-15 and ASC 805-20-55-2 through 55-45, please address the need to recognize intangible assets separately from goodwill including, but not limited to, backlog and marketing-related intangible assets.

28. As indicated in note (c), you have reflected the acquisition of LGI Homes Group as a contribution of the predecessor's businesses recorded at historical cost. With reference to the ownership interests in LGI Homes, Inc., please revise your disclosures to clarify, if true, that you are accounting for this transaction as a transaction between entities under common control. Refer to ASC 805-50-15-6 and ASC 805-50-30-5.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61</u>

<u>General</u>

29. Please ensure that you include sufficient information to provide meaningful context to your disclosure. For example, on page 68 you discuss how much of your operating results stem from the opening of new communities. However, the impact of these openings is not apparent without a comparison of the size of the new communities and home available for sale within them to your pre-existing inventory, as well as a discussion of the markets in which both the new and old communities are located. Please see Section III.B.2 of SEC Release 33-8350.

30. Your MD&A contains minimal disclosure on prospective developments and strategies. While you include the Market Opportunity section following MD&A which has intensive discussion of possible trends in each of the markets you operate in, you do not give any indication of management's views regarding these trends. Similarly, while you discuss your expectation to reach 24 active communities as of December 31, 2013, no indication is made of where these expected communities will be located or their sizes. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

31. Much of your MD&A appears to consist of restatements of the information presented in your financial disclosures. Please revise to provide appropriate insight into management's

perspective on your business, as well as appropriate color on the geographic breakdown of the trends that you disclose. In addition, please provide greater information on the effect of increases in costs of raw materials on your cost of sales, which is noted for every period discussed but not quantified or addressed in detail, and which you state on page 64 has not materially affected your gross margins. Please refer to Section III.B.4 of SEC Release 33-8350.

32. Please expand your discussion here, and elsewhere as appropriate, to discuss your cancellation rate, conversion rates, and other material indicators of results of operations salient to the homebuilding industry.

Presentation of Results of Operations and Other Data, page 63

33. We note that throughout this prospectus, you present certain financial and other data on an aggregated basis by adding the historical results of your predecessor and the LGI/GTIS Joint Ventures and eliminating the transactions, balances and payments between them. We have the following comments in this regard:

- Please revise your disclosures throughout the prospectus, including, but not limited to, the financial information presented under Our Company, Our Competitive Strengths, and Our Business to present the financial and other data of your predecessor;

- Please note that the aggregation of this financial information results in the presentation of non-GAAP measures. Given that you account for the LGI/GTIS Joint Ventures under the equity method of accounting, it is unclear why you believe this presentation provides investors with a meaningful comparison of your results of operations and is necessary for investors to understand your financial condition and results of operations. In this regard, we note that you did not consolidate these Joint Ventures in the periods you are presenting and discussing. To the extent that you continue to present aggregated information, please include disclosure for each aggregated presentation that explains the benefits and limitations of the disclosures as well as all the disclosures required by Item 10(e) of Regulation S-K; and

- As presented on page 68, your Statement of Income Data on an aggregated basis as well as the related discussion appears to represent a full non-GAAP income statement. With reference to Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures dated July 8, 2011, please remove this information.

General and Administrative Expenses, page 66

34. Please clarify the manner in which entering your consulting agreement with Mr. Lipar will save $400,000 a year in general and administrative expense.

Results of Operations, page 68

35. Please greatly expand your discussion, here and elsewhere as appropriate, to discuss the effects on results of operations and capital expenditures of your entries into the Phoenix and Tampa markets. Please see Item 303(a)(3)(i) of Regulation S-K, as well as Instruction 3 to Item 303(a).

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012, page 68

36. You state at the end of the first paragraph under this heading that you expect to open new communities throughout all of your markets during 2013. Please expand this discussion to discuss the amount of new communities, inventory in each community, and the location of these prospective communities. Similarly, discuss the capital expenditures that will be required, and any associated capital requirements. Please see Items 303(a)(2)(i) and 303(a)(3)(ii) of Regulation S-K. We note that on page three you state that you expect to reach 24 active communities by December 31, 2013.

37. We have the following comments on your discussion of results of operations:

- Please expand the table that sets forth your results of operations to include income related to non-controlling interest and discuss changes in income related to non-controlling interests period to period.

- Please discuss new orders (units and aggregated dollar value), cancellation rates, backlog (units, average sales price and aggregated dollar value) for each period and include a discussion for any material changes in this data period over period. Please consider providing this information in a tabular presentation. Refer to Section 501.2 of the Financial Reporting Codification. Please also provide this information in your Selected Financial Data.

- With regard to your cost of goods sold discussion, if material, please quantify the impact raw material prices had on your cost of goods sold period over period. Please also address the fact that while your gross margin for the three months ended March 31, 2013 increased $2.4 million over the three months ended March 31, 2012, your gross margin percentage remained relatively unchanged.

- Please identify the material components of selling expenses and quantify material changes period over period. Please also discuss changes in selling expenses as a percentage of your revenues.

- Please revise your analysis for the year ended December 31, 2012 as compared to December 31, 2011 as applicable.

- Please provide a discussion of results for your 3 regions for each period presented.

Liquidity and Capital Resources, page 73

Secured Revolving Credit Facilities, page 73

38. Please disclose the amount available to you under your credit facilities as of the most recent balance sheet date that can be borrowed without breaching any covenants. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

39. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

40. You state that "[i]nterest on amounts borrowed for construction is paid monthly at a rate based on LIBOR." Please clarify whether amounts borrowed for acquisition and development are assessed at the same rate.

41. At the top of page 74 you state that your credit facilities require the applicable borrower and guarantors to maintain certain net worth, liquidity, and leverage ratios, among other requirements. You also state that on June 25, 2013, the LGI Homes Group, LLC credit facility was amended to include the managing and non-managing members as joint and several guarantors. Please disclose the restrictions that apply to the managing and non-managing members, as well as an indication of their compliance with those restrictions and the impact of any default or failure on their parts to meet the requirements of Texas Capital Bank, N.A.

Cash Flows, page 74

42. You disclose that generally, the primary drivers of cash flow used in operations are changes in inventory levels, changes in working capital, and profitability. This analysis does not provide useful insight into your operating cash flows. Please expand your discussion of the changes in net cash provided by (used in) operating activities to provide investors with an analysis of the material components impact operating cash flows, both positively and negatively, for each period presented. Your discussion and analysis should not repeat the information that is easily obtainable from your consolidated statements of cash flows. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Contractual Obligations Table, page 76

43. It appears that interest on your long-term debt is not included on your table. Please include estimates of future variable interest payments in the table or in a footnote to the table. Provide appropriate disclosure with respect to your assumptions.

Critical Accounting Policies, page 76
General

44. It appears that you have identified loss contingencies and receivable from community development districts as significant accounting estimates but have not provided any detailed disclosures regarding the estimates and assumptions management was required to make. Please advise or revise accordingly. Please also address this comment as it relates to your disclosure under the Use of Estimates caption on page F-21.

45. The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please provide investors with quantified information to the extent meaningful and available.

Impairment of Real Estate Inventories, page 77

46. Please expand your disclosures to discuss factors that could impact your estimated undiscounted cash flows (i.e. estimates of average selling prices, cancellation rates, construction timelines, etc.).

47. We note that you test your real estate inventories for impairment on a community level. Please disclose the number of communities tested for impairment during each period presented compared to the total number of communities which existed at the end of each period presented. For any inventory amounts for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that a potential future impairment of these assets, individually or in the aggregate, could materially impact your operating results and/or total equity, please disclose the

following in your critical accounting policies and/or in the notes to your financial statements:

- The carrying values of the assets;

- The percentage by which the undiscounted cash flows exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;

- A description of the key assumptions that drive the estimated undiscounted cash flows;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your undiscounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Our Business, page 126

48. In addition to your competitive strengths, please include a discussion of the negative factors pertaining to your competitive position. Refer to Item 101(c)(1)(x) of Regulation S-K.

49. Please provide the information required by Item 101(b) of Regulation S-K, or an appropriate cross-reference.

50. Please disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K for guidance. Please also address whether you have reduced backlog to reflect your cancellation rate.

Homebuilding Operations, page 134

51. We note your reference in the fourth paragraph under this heading to your long-term relationships with your subcontractors. On page 138 you state that you have strong relationships with the land brokerage community. Please reconcile this disclosure with your recent expansion into several new markets.

Land Acquisition Policies and Development, page 136

52. At the top of page 137, you state "[a]s the market became saturated with lots at below replacement costs…" It is unclear which of the markets you operate in is being referred to here. Please clarify.

Seasonality, page 138

53. Please include a greater discussion of the manner in which seasonality affects your business and your segments. See Item 101(c)(1)(v) of Regulation S-K. We note that you provide some disclosure regarding the seasonal nature of your business on page 65 in your MD&A; however, it is unclear if your second, third and fourth quarters have similar levels of revenue and capital requirements.

Our Offices, page 140

54. We note your reference to the spaces leased by your company. At an appropriate place in this prospectus, please provide the disclosure called for by Item 102 of Regulation S-K.

Management, page 141

Biographical Information, page 141

55. Please disclose how long each director has been a director of the Company, as well as how long each of the executive officers has been an officer of the Company and every position held. See Items 401(a) and (b) of Regulation S-K.

56. Please provide the disclosure of the position and principle employment of each of the your executives and directors over the past five years; in particular, Messrs.'. Eric Lipar, Thomas Lipar, Bryan Sansbury, Robert Vahradian, Duncan Gage, and Steven Smith. Similarly, please disclose how long each of your directors has served as a director, and the reason why their service on the board is appropriate. See Item 401(e)(1) and (2) of Regulation S-K.

57. You state that Mr. Vahradian is a Senior Managing Director of GTIS, "which is a principal stockholder." However, GTIS is not listed as such on page 158. Please revise.

Board of Directors, page 143

58. Please indicate why the identity of the independent directors is not disclosed, when the identity of all of the directors has already been discussed. See Item 407(a) of Regulation S-K.

Committees of our Board of Directors, page 144

59. You state that the recommendations of the Compensation Committee regarding the compensation of executives are approved by the Board. Please clarify whether Eric Lipar approves his own compensation.

Compensation of Our Directors and Executive Officers, page 147

60. Please provide the disclosure called for by Item 402(o) of Regulation S-K. This item calls for a narrative description of the material factors needed to understand the information in the summary compensation table, including material terms of employment arrangements and non-equity incentive plan awards. You do not provide any narrative description of the summary compensation table, and no discussion is made of your non-equity incentive plan, as required by Item 402(o)(5).

61. The table contemplated by Item 402(r) is not presented. Please supplementally confirm that no payment was made to any directors in the past year.

Certain Relationships and Related Party Transactions, page 151

62. Please advise us of the basis for GTIS' status as a related person. See Item 404(a)(1) of Regulation S-K.

Description of Capital Stock, page 153

63. Please provide the disclosure called for by Item 201(b) of Regulation S-K regarding the approximate number of holders of your equity as of the latest practicable date.

Principal Stockholders, page 158

64. Please provide the information on the nature of beneficial ownership of the beneficial owners presented here called for by Item 403 of Regulation S-K.

LGI Homes Group (Predecessor) Historical Financial Statements

Combined Statements of Operations, page F-18

65. As indicated on page 67, other income, net includes costs on projects where you determined not to move ahead with the project and certain consulting fees after a project is closed and remaining escrow balances and adjustments to close out lot costs at the end of each project. Please quantify the amount of these costs for each period presented and given the nature of these costs, please address the appropriateness of not including these costs in the determination of operating income.

Note 2 – Summary of Significant Accounting Policies, page F-21

Real Estate Inventory, page F-22

66. Pre-acquisition costs, land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate and changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining unsold homes in the community on a pro rata basis. With reference to ASC 970-360-30-1, please disclose your specific methodology for allocating these costs. Please address this comment as it relates to the financial statements of your Unconsolidated Joint Ventures.

67. You indicate that applicable costs incurred after community development and construction is substantially complete are charged to selling or general and administrative expense. Please explain the nature of these costs such that it is appropriate to charge these costs to selling or general and administrative costs rather than cost of sales. Please quantify the amounts charged to selling or general and administrative costs for each period presented. Please address this comment as it relates to the financial statements of your Unconsolidated Joint Ventures.

Investments in Joint Ventures and Unconsolidated Variable Interest Entities (VIEs), page F-23

68. You concluded that certain joint ventures have been determined to be VIEs because the members of the joint ventures, as a group, have insufficient equity at risk. Please address the following:

- With reference to ASC 810-10-15-14 and ASC 810-25-45 through 25-47, please provide us with your analysis regarding your VIE determination; and

- Provide us with your detailed analysis of the guidance in ASC 810-10-25-38 through 25-44 and revise your disclosures to better clarify how you reached your conclusion that you are the primary beneficiary of the two VIE's you have consolidated.

Note 3 – Real Estate Inventory, page F-26

69. Please separately disclose pre-acquisition costs and deposits, land held and land under development, model homes, constructed homes and homes in progress.

Note 6 – Investments in Joint Ventures, Variable Interest Entities and Non-Controlling Interests, page F-27

70. Please disclose your maximum exposure to loss as a result of your involvement with each VIE. Refer to ASC 810-10-50-4(c) for guidance.

Note 7 – Accrued Expenses and Other Liabilities, page F-30

71. As indicated in Note 2, your warranty reserves include amounts expected to be incurred under the warranty agreement with the Unconsolidated Joint Ventures. Please separately present your warranty reserves and related activity so that a reader can evaluate your warranty reserves relative to your home sales.

Note 9 – Owners' Equity, page F-33

72. Please expand your disclosure to clarify who holds the ownership interests in LGI Investment Fund II, LP and LGI Investment Fund III, LP as well as who holds the limited partnership interests in LGI Homes Ltd. In this regard, we note your disclosure on page II-2 that your affiliates offered and sold limited partnership interests in LGI Investment Fund II, LP and LGI Investment Fund III, LP in 2011 and 2013, respectively.

Note 12 – Segment Information, page F-37

73. You aggregate your three operating segments because, in part, you concluded that all the operating segments are economically similar as set forth in ASC 280-10-50-11. Please provide us your assessment of economic similarity. Your response should address how you considered differences in real estate market conditions in the areas where each operating segment is located when you determined that these operating segments had sufficient long-term economic characteristics that would enable them to be aggregated for reporting purposes. Ensure you provide home sales and gross profit margins for each operating segment for the last five years and interim period as well as any budget information you may have. Your response should address any discrepancies in the trends depicted. Refer also to ASC 280-10-55-7A through 55-7C.

Note 13 – Unaudited Pro Forma Net Income Per Share, page F-37

74. Please consider providing this pro forma presentation for all periods presented.

Note 14 – Subsequent Events, page F-38

75. Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

76. Concurrently with the IPO, the Companies will exchange the non-controlling interests in a subsidiary of the Companies for $23.1 million in new shares of common stock of LGI Homes, Inc. As the Companies control and consolidate the subsidiary, LGI Homes, Inc. will account for this transaction as an exchange of shares between entities under common control at historical cost in a manner similar to a pooling of interests. Please revise your disclosure to identify the subsidiary and with reference to ASC 810-10-45-23 clarify why you are not accounting for this exchange as an equity transaction

Recent Sales of Unregistered Securities, page II-2

77. You state that Thomas Lipar invested $2.5 million in your predecessor is exchange for equity interests. Please state which entity Mr. Lipar invested in, and provide the other information called for by Item 701 of Regulation S-K.

Exhibit Index, page II-6

78. You indicate that exhibits 3.1, 3.2, and 4.1 are filed with this registration statement; however, they have not been. Please file them with your next filing.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tracey McKoy at (202)551-3772 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

CC: <u>Via E-mail</u>
        Norman Miller, Esq.
        Winstead PC